UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Appointment of Chief Financial Officer, dated 01 June 2021

           01 June 2021

Micro Focus International plc
Appointment of Chief Financial Officer

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce the appointment of Matt Ashley to the role of Chief Financial Officer.  Matt Ashley will join the business with effect from 28 June 2021 and will join the Board and assume his executive duties from 1 July 2021.

Matt brings considerable experience to the Group and was previously Chief Financial Officer of William Hill plc ("William Hill"), a leading sports betting and gaming business. He previously held several positions at National Express Group plc including Group CFO and President and CEO of its North America business. Matt is a graduate of Leeds University and a member of the Institute of Chartered Accountants in England and Wales.

Stephen Murdoch, CEO, said "Matt brings a highly relevant mix of operational experience together with a history of delivering significant value creation. He joins our Board and leadership team at an important stage in the execution of our recovery plan and we are confident he will make a significant contribution to the business from the outset."

Matt Ashley said "I look forward to working with Stephen and all my new colleagues to both deliver and build on the ambitious plans in place to generate significant value for our stakeholders."

As previously announced, Brian McArthur-Muscroft will be leaving Micro Focus with effect from 30 June 2021, to assume the CFO position at a technology based financial services company. The Board would like to thank Brian for the significant contribution he has made to the Group during his tenure and wishes him well in his new role.

There are no further disclosures required in respect of Matt Ashley's appointment under paragraph 9.6.13 of the Listing Rules of the Financial Conduct Authority.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
Remuneration
Mr Ashley's remuneration has been structured in accordance with Micro Focus' shareholder-approved directors' remuneration policy and will comprise:

●            An annual base salary of £525,000, together with standard benefits and a 5% of salary pension contribution or cash in lieu, in line with the workforce in the UK.
●            A maximum annual bonus opportunity of 150% of salary, of which one-third will be deferred into shares for three years. This bonus will be prorated for FY21.
●            A maximum annual LTIP opportunity of 200% of salary and an LTIP award on joining of 200% of salary. LTIP awards are subject to performance conditions measured over a three-year period.
●            Mr Ashley will be subject to a shareholding requirement of 200% of base salary, with five years to build up to this. His notice period will be 6 months.

In addition, a cash buy-out of £450,000 will be made to reflect an amount lost on leaving his prior employer and joining Micro Focus. The buy-out mirrors the quantum, structure and timing of the payment which is being forfeited and is within the terms of our policy on recruitment of executive directors.

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 June 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer